Filed pursuant to Rule 425 under the

Securities Act of 1933, as amended, and

deemed filed under Rule 14a-12 under the

Securities Exchange Act of 1934, as amended

Filer: The Hillshire Brands Company

Commission File No.: 1-3344

Subject Company: Pinnacle Foods Inc.

Commission File No.: 1-35844

THOMSON REUTERS STREETEVENTS

EDITED TRANSCRIPT

HSH - Hillshire Brands Co Conference Call to discuss the

acquisition of Pinnacle Foods Inc.

EVENT DATE/TIME: MAY 12, 2014 / 12:30PM GMT

OVERVIEW:

HSH reported that it signed agreement to acquire Pinnacle Foods for $6.6b.

MAY 12, 2014 / 12:30PM GMT, HSH - Hillshire Brands Co Conference Call to discuss the acquisition of Pinnacle Foods Inc.

CORPORATE PARTICIPANTS

Melissa Napier Hillshire Brands Company- SVP of IR

Sean Connolly Hillshire Brands Company - CEO

Maria Henry Hillshire Brands Company - CFO

CONFERENCE CALL PARTICIPANTS

Robert Moskow Credit Suisse - Analyst

Ken Zaslow BMO Capital Markets - Analyst

Farha Aslam Stephens Inc. - Analyst

Andrew Lazar Barclays Capital - Analyst

Ken Goldman JPMorgan - Analyst

Eric Katzman Deutsche Bank - Analyst

Robert Dickerson Consumer Edge Research - Analyst

John Baumgartner Wells Fargo Securities - Analyst

Akshay Jagdale KeyBanc Capital Markets - Analyst

Todd Duvick BofA Merrill Lynch - Analyst

Priya Ohri-Gupta Barclays Capital - Analyst

PRESENTATION

Operator

Good morning, and welcome to the Hillshire Brands conference call. Your lines have been placed in a listen-only mode.

This conference is being recorded.

If you have any objections, please disconnect at this time. I would now like to turn the call over to Melissa Napier, Treasurer and Senior Vice President of Investor Relations for Hillshire Brands. Thank you, you may begin.

Melissa Napier - Hillshire Brands Company - SVP of IR

Thanks, Candy. Good morning, everyone. Thanks for joining us on such short notice.

I’m sure you saw our exciting news that earlier this morning we announced that we have entered into an agreement to acquire Pinnacle Foods. Sean Connolly and Maria Henry, our CEO and CFO, will provide their perspectives on the deal, and will take your questions after our prepared remarks conclude.

I’ll remind you that this call will contain forward-looking statements about the financial conditions, results of operations, and businesses of Hillshire and the combined businesses of Pinnacle and Hillshire, including the expected benefits of the proposed merger. I also want to note that the proposed merger transaction will be submitted to a vote by Hillshire’s and Pinnacle’s shareholders. Hillshire will prepare a registration statement that will include a joint proxy statement prospectus to be filed with the SEC, and Hillshire and Pinnacle will mail it to their stockholders.

We urge investors and stockholders to read the joint proxy statement prospectus when it becomes available, as well as other documents filed with the SEC, because they will contain important information. Investors and security holders will be able to receive the registration statement containing the proxy statement prospectus and other documents at the SEC’s website or from Hillshire or Pinnacle.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

© 2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

MAY 12, 2014 / 12:30PM GMT, HSH - Hillshire Brands Co Conference Call to discuss the acquisition of Pinnacle Foods Inc.

Now I will turn the call over to Sean.

Sean Connolly - Hillshire Brands Company - CEO

Thanks, Melissa. Good morning everybody, and thanks for calling in.

It is an exciting day in the food industry as we continue to do what we set out to do two years ago. That is to build a different kind of food Company, one that is simultaneously innovative and lean, and capable of delivering strong and consistent returns to our shareholders.

Over the past two years, the progress we’ve made in strengthening our brands and taking out costs has been unmistakable. Our growth rate has improved sequentially, and our OI margin has meaningfully increased, and has been above our targeted 10% over the past three quarters. As we continued to advance our base business plans, we also turned more of our attention to capital deployment, where we raised our dividend 40% at the start of this fiscal, and have been aggressively advancing our M&A agenda.

With respect to M&A, today we are pleased to report that we’ve signed an agreement to acquire Pinnacle Foods in a deal we are confident will generate significant value for our shareholders. Here are the key elements of the new Hillshire Brands. The combination creates a nearly $7-billion company with iconic brands and leading positions across frozen, refrigerated, and dry grocery categories. It unites two strongly performing and highly complementary companies that are demonstrating a commitment to both brand building and a lean cost structure. Culturally, the companies are very similar.

Third, the acquisition will deliver enhanced scale, capabilities, and margins, along with input cost diversification. Importantly, the financial impact is highly compelling, as the deal is expected to unlock immediate accretion and significant cost synergies, as well as meaningful new revenue opportunities. Finally, the strong combined cash flows will enable continued investment to support growth, and drive long-term shareholder returns. Overall, this is a highly attractive combination.

Let me walk you through some of the key facts on the deal. On structure and consideration, this is a $6.6-billion transaction in cash and stock. The effective EBITDA multiple is 9.6%, after considering synergies and other benefits. The implied purchase price represents an 18% premium. In terms of financial benefits, the deal is immediately accretive to EPS in year one, and delivers robust accretion number by year three.

Contributing to that is the $140 million in cost synergies we expect to deliver by the end of that third year. Importantly, the acquisition is also margin accretive, and opens up broader revenue opportunities for both companies. We like the fact that it diversifies our input cost basket. I’ll elaborate on each of these points momentarily.

In terms of timing and shareholder support, we expect the deal to close by September, subject to regulatory and shareholder approvals. Clearly Blackstone, Pinnacle’s largest shareholder, who owns 51% of the company, is committed to voting its shares in favor of the transaction. Lastly, the Company will continue to be called Hillshire Brands, be located in Chicago, and I will continue on as CEO.

Today Pinnacle is a $2.6-billion company with iconic brands that span frozen and center store, with a very small specialty business that includes food service. Importantly, the Pinnacle management team has done an excellent job shedding weak performers from this portfolio, driving strong productivity and revitalizing iconic brands like Bird’s Eye, which creates a terrific platform from which to build.

A couple of important points on scale. First on the left. When you combine Hillshire and Pinnacle, the resulting Company stands just below Hormel and Campbell’s on size, but with a sales base that is almost exclusively focused in the US, so a leading US food Company. On the right, what you can see is that the combined Company will be the number three player in frozen. It gets there with what I believe are two of the strongest billion-dollar brands in frozen, Jimmy Dean and Bird’s Eye.

As you get under the hood on the two companies, you quickly see that they are highly complementary. Both portfolios have iconic brands centered on convenient meals, and both appeal to essentially the same consumers. Meats go with vegetables, sandwiches go with pickles. Both companies have highly complementary breakfast brands, and both have pie and dessert brands. It is a tremendous fit.

But what matters most to me here is that both companies have a very similar DNA. We are lean, we are hungry, we believe in strong brands, and we believe in strong shareholder returns. The time I’ve spent with Pinnacle’s management team has only served to reinforce how similar our cultures are, and now I look forward to getting to know more of the Pinnacle team.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

© 2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

MAY 12, 2014 / 12:30PM GMT, HSH - Hillshire Brands Co Conference Call to discuss the acquisition of Pinnacle Foods Inc.

The new Hillshire will be a very attractive portfolio. We will have three billion-dollar brands with Jimmy Dean, Hillshire Farm, and Bird’s Eye. We will have Ball Park at half a billion and expanding into new categories. We will have three brands at roughly a quarter billion with Duncan Hines, Vlassic, and Wish-Bone. At the bottom of this chart you see the three acquisitions that Hillshire made previously, brands we are confident offers significant potential.

When you add it up, the strong brands you see on this page account for roughly 2/3 of the revenue of the combined companies. Last point here is that the new Hillshire will be one of the few food companies in the US with a strong presence across frozen, refrigerated, and dry grocery.

I won’t belabor this next slide, but I want to say again that these are excellent brands with leading share positions. As Hillshire has shown, when you get behind leading brands in a way that contemporizes them through brand building and innovation, good things happen. We are excited about the opportunity to do that across this broader portfolio.

We see lots of good things that can happen when the two portfolios come together. Down the road, we’ll be back with an Investor Day to share our detailed plans after we’ve gotten into the business. But for now, I’ll focus you on three areas. First, frozen. I believe that between the combined scale of our frozen businesses, the great brands we have to work with, and our retail customers’ strong desire to revitalize the frozen space overall, there is a very attractive opportunity here.

Similarly, we think Hillshire’s strength and credibility in refrigerated opens up new innovation opportunities for the Pinnacle brands and trademarks. Finally, the center of the store. Here we believe that coupling Hillshire’s brands and innovation capabilities with Pinnacle’s center-store brands and access opens up new growth in a part of the store that is vitally important to retail customers. More on this at a later date.

Now two other points to make. The new Hillshire will have significantly stronger margins, as you can see on the left. Additionally, the Company’s input cost basket will be further diversified, which we expect will result in even better consistency. One of the things that’s critical to this Company is a very lean cost profile. Being lean is how we will continue to fuel growth and returns. As you can see, by the time we get three years out, these already lean companies are expected to come together to deliver an SG&A profile that will be industry leading, or close to it.

On cost synergies, we expect to deliver $140 million by the end of year three. These synergies will be roughly evenly split between supply chain and consolidation of overhead expenses. There will be about $180 million of one-time costs to get at these ongoing synergies, and we will have a highly capable integration team with very senior leadership from both sides, managing the work streams that will be critical to delivering the synergies, and facilitate a smooth integration.

Both companies have a lot of experience here. In fact, the integration team will be co-led by Tom Hayes, my Chief Supply Chain Officer, and Craig Steeneck, Pinnacle’s CFO. Finally but importantly, we expect this transaction to be immediately accretive to EPS driven by these synergies.

When we put it all together, this deal builds on the core investment thesis we put out there a couple of years ago. The portfolio competes in attractive and profitable categories. We will continue to follow a disciplined approach to brand-building and innovation. We will also continue to be relentless in our pursuit of cost efficiencies to help fund our growth agenda. All in all, this will be an enviable Company with great brands and stable cash flows, well positioned to continue to drive strong returns for our shareholders.

Now I’ll turn it over to Maria to break down the deal for you in a bit more detail. Maria, over to you.

Maria Henry - Hillshire Brands Company - CFO

Thanks, Sean.

Before I take you through some of the financial details of the transaction and our thinking on capital allocation, let me start by saying that I’m very happy about this acquisition, and the opportunities that it offers for our shareholders. This transaction brings together two great companies with great brands, and results in a bigger, better, Hillshire Brand, with increased scale, $1 billion of adjusted EBITDA, and very strong cash flow.

When you consider synergy and the cash assets that we will acquire, we will be paying 9.6 times EBITDA for Pinnacle. The transaction value of $6.6 billion consists of $4.3 billion for their equity and $2.3 billion of net debt. Pinnacle’s shareholders will be receiving $18 per share, and a half a share of Hillshire Brand stock. We will get the benefit of Pinnacle’s cash assets, which have an estimated present value of $390 million, or more than three dollars per share. That gives us $6.2 billion adjusted transaction value.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

© 2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

MAY 12, 2014 / 12:30PM GMT, HSH - Hillshire Brands Co Conference Call to discuss the acquisition of Pinnacle Foods Inc.

Looking at this synergized EBITDA, Pinnacle’s 2013 adjusted EBITDA was $452 million. Plus, we will have the full-year impact and expected synergies from the Wish-Bone acquisition, representing an incremental $55 million. We expect to achieve $140 million annual cost synergies. That brings us to $647 million of synergized EBITDA, and that’s the math on the 9.6 times multiple.

We will be financing this transaction by issuing about $59 million of new shares, or $2.1 billion of equity, and raising $4.8 billion of debt, taking advantage both of our strong stock and the current attractive financing market. Goldman Sachs has provided committed financing for the entire amount of the debt. Following the close of the transaction, we expect to have a pro forma debt-to-EBITDA of five times on a trailing 12-month basis, including the full value of the expected cost synergies. Given the strong cash flow of the combined business, we expect to pay down debt and achieve a level of leverage that returns us to investment grade within three years.

On our overall capital allocation priorities, we will continue to invest in our business to support our brands, deliver our productivity initiatives, achieve expected synergies, and to ensure the seamless integration of Pinnacle into Hillshire Brands. We will hold our current dividend of $0.70 per share for the foreseeable future. Once we achieve a lower level of leverage, we intend to take the dividend up, back to a pay-out level consistent with PPG Food Companies.

Clearly, we will be focused on paying down debt, and consistent with that, we are suspending our current share repurchase program. I wouldn’t expect any share repurchases for the next two years. Beyond that, we’ll reassess based on where we are with our balance sheet.

We will continue to look at stronger M&A opportunities to augment our portfolio and advance our growth agenda. Overall, our capital allocation will be consistent with our operating and strategic priorities, and I think it’s clear where we will be focused for the next couple years. As we de-lever, we will return to a more balanced capital allocation policy, similar to what we have today, with a competitive dividend, share repurchases, and smart M&A. As always, we remain committed to our top objective of delivering strong, sustainable, long-term shareholder returns.

With that, operator, will you please go ahead and open up the line so that we can take some questions?

QUESTION AND ANSWER

Operator

Thank you.

(Operator Instructions)

Robert Moskow, Credit Suisse.

Robert Moskow - Credit Suisse - Analyst

Hi. Thank you, and congratulations on the transaction.

Sean Connolly - Hillshire Brands Company - CEO

Thanks, Rob.

Robert Moskow - Credit Suisse - Analyst

Sean, you and I talked a lot about Hillshire’s confidence in going into the middle of the store, into dry grocery. You said that the organization has plenty of capacity to do that. I was hoping you could kind of elaborate a little on that. I always think of Hillshire as a refrigerated company and a frozen company. But you’re buying a business here that has a lot of middle of the store brands. Wanted to know what capabilities do you have right now? What do you think you still need?

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

© 2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

MAY 12, 2014 / 12:30PM GMT, HSH - Hillshire Brands Co Conference Call to discuss the acquisition of Pinnacle Foods Inc.

Sean Connolly - Hillshire Brands Company - CEO

Well Rob, the way I think about it is we are a consumer-branded food Company, and it all starts with who are the consumers we are speaking to? The consumers we are speaking to are buying products in the center of the store and refrigerated and frozen. We’re trying to build a relationship with those consumers.

We like value-creation opportunities in all three zip codes. In terms of go-to-market capabilities, we deal with customers on a top-to-top level. Much of my Management team has been involved in center-store brands for the bulk of our career, myself included. That’s not an issue at all in terms of understanding the center of the store.

One of the things I like about this deal is that the Pinnacle team has tremendous scale and credibility in the center of the store, and that gives us real access to the center of the store that we did not have previously — access that could prove meaningful to initiatives like our jerky platform, and as well as extension possibilities with the trademarks we have within the Hillshire portfolio.

I believe that as we get to know the Pinnacle folks better, we are going to learn that there are a lot of capable people on that team that will be tremendous assets to the new Hillshire. I do look forward to getting to know them. I think a very strong go-to-market play will come out of that.

Robert Moskow - Credit Suisse - Analyst

Okay. A quick follow-up about the synergies. $140 million — how did you come about analyzing the potential there? How did you come to the number? Where are the main areas that you think those synergies will be?

Secondly, is there anything that you’ve done already in your first couple of years at Hillshire that would need to be unwound in any way? Any actions that you’ve taken for cost savings internally? Or is this just going to be a way to layer into that?

Maria Henry - Hillshire Brands Company - CFO

On the $140 million of annual cost savings that we expect to achieve in synergies, it’s about 50% SG&A and 50% gross margin. On the G&A side of it, it is mostly related to the redundancies that you would expect to have when you bring two companies together.

On the supply-chain side, which is the gross-margin impact, much of that is related to procurement, and also around distribution and transportation. There’s going to be areas where we expect to get the synergies.

I do not expect us to unwind anything that we have been doing. The way that you’ll think about it when you think of the go-forward Company is you’ll think about the new $140 million in annual cost savings that we expect to achieve, plus the benefit of the current productivity program that Hillshire has underway.

Robert Moskow - Credit Suisse - Analyst

Great, so all of it is additive. All right. Thank you very much.

Operator

Ken Zaslow, BMO Capital Markets.

Ken Zaslow - BMO Capital Markets - Analyst

When I think about the Pinnacle portfolio, they have given some growth algorithms around that. Can you talk about what you think that you can do to the top line there that maybe they could not do, and how that rolls into your top-line expectations?

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

© 2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

MAY 12, 2014 / 12:30PM GMT, HSH - Hillshire Brands Co Conference Call to discuss the acquisition of Pinnacle Foods Inc.

Sean Connolly - Hillshire Brands Company - CEO

Ken, clearly we’re not going to get into any guidance expectations in terms of the new Company and the Pinnacle side of it. We’ve got to get in there, learn the business, and really validate some of our key assumptions.

What I can say broadly is that I think this is a good deal for both companies, because when you combine the two, you have two strongly performing companies today; but when you combine the two, you open up new growth opportunities that don’t exist independently.

We’ve got some assumptions and models in terms of what we think we can do. We’ve got work to do to validate it. I think that the key thing I want to communicate that you can count on is that we will be back as we get under the hood here and we put together a concrete plan with an Investor Day where we can take you through that.

Ken Zaslow - BMO Capital Markets - Analyst

Then my follow-up to that is do you suspect there will be some portfolio adjustments in terms of — are you going to be keeping everything? How do you look at their portfolio and their portfolio? Are there parts of the portfolio that maybe you do not want, or how do you think about that?

Sean Connolly - Hillshire Brands Company - CEO

I think it’s too early to tell, but what I think you can see from the past couple years on both sides is that both companies have done a really good job focusing on what Pinnacle calls the leadership brands. We’ve done the same thing at Hillshire.

Pinnacle’s done a fantastic job taking some of the lower-margin, less-productive brands out of the portfolio. That’s done a fantastic job enabling them to do things and consolidate the supply chain, dry productivity up, and expand margins.

I think we will continue to have additional opportunities there. Too early to tell exactly what they’ll be, but I think there’s undoubtedly a real value creation opportunity in the combination.

Ken Zaslow - BMO Capital Markets - Analyst

Great. Appreciate it. Thank you.

Operator

Farha Aslam, Stephens.

Farha Aslam - Stephens Inc. - Analyst

Congratulations on the transaction.

Sean Connolly - Hillshire Brands Company - CEO

Thanks.

Farha Aslam - Stephens Inc. - Analyst

More a financial question. In terms of debt, what interest rate do you anticipate financing the new debt, roughly? In terms of accretion, you highlighted it was accretive in year one. Any idea kind of the number you are thinking about on an EPS basis?

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

© 2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

MAY 12, 2014 / 12:30PM GMT, HSH - Hillshire Brands Co Conference Call to discuss the acquisition of Pinnacle Foods Inc.

Maria Henry - Hillshire Brands Company - CFO

I’ll address that. In terms of the financing, we’ll have a lot more to say about that as we go out to finalize the debt here in the next couple of months. But the rate will depend on exactly how we settle between the various instruments of debt that we may use to fill out the $4.8 billion. I would assume a rate for modeling purposes somewhere around 5% on the new debt. We’ll obviously update you as that comes to fruition in the next couple of months.

In terms of accretion, it will be accretive in year one. We are not today going to give any specific guidance or numbers. As Shawn mentioned, we will do that at a later date. We expect to have an investor day before the end of the calendar year, where we’ll be able to provide a lot more information and details.

Farha Aslam - Stephens Inc. - Analyst

Okay, great. Thank you so much.

Operator

Andrew Lazar, Barclays.

Andrew Lazar - Barclays Capital - Analyst

It may be a little early to gauge this, but if there’s any examples or perspectives you’ve got from your keep retail partners, it’d be helpful to get their perspective on something like this. I guess it works — there’s two sides to it. There’s the additional scale aspect which could be good, or potentially not as good. Then there’s all the things you can do jointly, perhaps, that couldn’t be done before. If there’s any examples there maybe that you’ve got from key partners, it would be great to hear that.

Sean Connolly - Hillshire Brands Company - CEO

Andrew, I literally haven’t had one testimonial back because I’ve been on the call with you guys since we sent the customer letters out to our team. Too early for me to give you any specifics. I think broadly, what you can see right now in the retailer landscape is the retailers really operate with a meritocracy mindset. They are looking for performance, and they want to work with companies that are performers, whether they’re big or whether they’re small.

We clearly have benefited from that in frozen, where we’ve been performers, and it has helped our credibility tremendously. It’s helped us to sell in into other parts of the frozen section. For example, the new Jimmy Dean line that’s coming out beyond breakfast. We’ve had just exceptional customer acceptance of that.

I anticipate that there will be a similar level of excitement from our customers around new opportunities to generate profitable growth in the center of the store, which as you know is a very important part of their P&L. I think they will be excited to see us show up there.

I think the Pinnacle trademarks that have potential to go into refrigerated will generate a similar reaction. I think our customers are looking for manufacturers that are going to drive innovation, and help brands to remain strong and have pricing power and low elasticities. Overall, I expect a positive reaction.

Andrew Lazar - Barclays Capital - Analyst

Thanks very much.

Operator

Ken Goldman, JPMorgan.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

© 2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

MAY 12, 2014 / 12:30PM GMT, HSH - Hillshire Brands Co Conference Call to discuss the acquisition of Pinnacle Foods Inc.

Ken Goldman - JPMorgan - Analyst

Sean, as Sara Lee’s split into a bunch of pieces, one of the reasons was to go away from the strategy of diversification and create a couple of pure plays. I think one of the words used most often at the 2012 Investor Day was focus. I’m just wondering as we see Hillshire buy brands outside meat — not that you’re going away from focus, right?

You’re still going to be a big frozen foods Company. But has your thinking about being the value — or the value, rather, of being a pure play — has that changed at all since that day a couple years ago, or is that really not the right question to ask here?

Sean Connolly - Hillshire Brands Company - CEO

Ken I am really glad you asked me that question. I want to talk about what diversification means in the context of the old Sara Lee and how that’s very different from what we were. I think when you look at the old Sara Lee, you see everything from Hanes underwear to international coffee companies to Coach purses to US food businesses. That is diversification, and it’s diversification that I’m not clear ultimately added a lot of value for our shareholders.

What we are now, I would say, is a focused food Company. We are not what you’d call a pure-play meat Company, but you could say we are a pure-play branded convenient food Company in the United States of America. I think that is an extremely focused way to look at the business.

Again. I’ll come back to my opening points here. We are marketing to consumers who attack branded foods by occasion — breakfast, lunch, dinner, and snacking. Within each of those occasions, they have a consideration set of brands and products that they go back and forth between.

By doing this deal, we have a larger market share within each of those consideration sets. We can add incremental sales with the very same consumers who are already investing to build relationships to.

When I look at it from a value creation standpoint, and we think about words like pure play and focus, I like the notion that we are focused in the US geography. I like the notion that we are focused on convenient branded foods. Then I like the notion that these brands are highly complementary to one another, as opposed to being highly cannibalistic of one another.

You put it all together, and I think it is a highly attractive and highly focused combination. I think that bodes well for the future.

Ken Goldman - JPMorgan - Analyst

That make sense, thank you. One follow-up.

Maria, is it reasonable to assume some of the savings, at least, will be front-loaded. You’ve given a three-year time horizon. Some of that will be lay-offs, right? Is there — even though layoffs are an unfortunate part of the business — is there a reason to hold those back? As a corollary to that, any rough sense of a waiting on the cost savings between cause and SG&A just for modeling purposes?

Maria Henry - Hillshire Brands Company - CFO

Ken, there a couple of things. On the savings, I think they’ll split about half-and-half between SG&A and gross margin. The supply-chain-related savings will fall into gross margin, and the more overhead type savings will fall into SG&A.

In terms of the saving, we gave two numbers. We gave the annualized cost savings that we expect to achieve of $140 million. We gave a cost to achieve those savings of $180 million. The way I would think about that is that the cost to achieve is more front-end loaded, and the annual savings benefit will be more back-end loaded. We’ll have more specifics to give you as we finalize the details of all of that, but as you think about modeling them out, that’s how I would think about the waiting.

Ken Goldman - JPMorgan - Analyst

Okay, thank you.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

© 2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

MAY 12, 2014 / 12:30PM GMT, HSH - Hillshire Brands Co Conference Call to discuss the acquisition of Pinnacle Foods Inc.

Operator

Eric Katzman, Deutsche Bank.

Eric Katzman - Deutsche Bank - Analyst

Hi. Good morning everybody, thanks for taking the question.

Sean Connolly - Hillshire Brands Company - CEO

Good morning.

Eric Katzman - Deutsche Bank - Analyst

Can you hear me?

Sean Connolly - Hillshire Brands Company - CEO

Yes.

Eric Katzman - Deutsche Bank - Analyst

Okay. I want to — two questions. The first is — I don’t know whether you mentioned possible restructuring charges as part of this or deal costs. I’m wondering is this transaction economic profit or cash accretive in the first year? Pretty much anything you do these days is EPS accretive.

On the second, you’re paying — although we don’t usually use these kinds of multiples, you are paying I think about 2.5 times sales. I think the other analysts have been getting around to the same question.

The group’s trading at around two times sales. You’re paying a 20% premium for a business that by management’s own definition at Pinnacle, really isn’t growing. I recognize that deals are kind of a function of discounted cash flow, but how should we think about the fact that the multiple premium on sales is so high?

Sean Connolly - Hillshire Brands Company - CEO

Well, I’ll turn it over to Maria in a second on — to talk about the multiple premium — but one of the things that I want to give the Pinnacle management team a lot of credit for is they have spent the better part of the last few years paring this portfolio. That has put a drag on their revenue rate when you look back historically.

If you look at the sequential improvement there, particularly their North America business — and within the North American business the leadership brands, not only has the business resumed growth, but it is picking up momentum and it has a very strong strategic plan.

In terms of what is left in this portfolio to deal with, I think the way I described it in my prepared remarks — it’s an excellent foundation upon which to build. If you think back to when we started out of the gate to Sara Lee, frankly we had more work to do in the early days of cleaning up our portfolio, a lot of the work that the Pinnacle team has already done. Once we got that work out of the way at Hillshire, we began to really get the innovation machine going, and getting these better velocities on these iconic brands that had latent potential and had been under-invested in.

We are not going to quote any kind of growth algorithm for the total portfolio at this time, but suffice it to say we believe there is potential in this business still beyond what it has done when you look at a three-year CAGR. We think that bodes well.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

© 2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

MAY 12, 2014 / 12:30PM GMT, HSH - Hillshire Brands Co Conference Call to discuss the acquisition of Pinnacle Foods Inc.

With respect to the multiple — we also think it’s a very good deal for shareholders. We, as you can imagine, have looked at the economics of this thing every which way you can cut it. No matter how you can cut it, it is an attractive financial proposition. Maria, do you want to add any color to that?

Maria Henry - Hillshire Brands Company - CFO

Yes. Eric, we definitely have focused on earnings and cash flow. When we look at the economics of it and we run our modeling, we look at what is the expected IRR that we’ll achieve, and we compare that to various alternatives. We compare it against our cost of capital to make sure that we are generating economic profit.

I think you had also a question about fees. It’s probably in the neighborhood of $250 million, and you’d get that when you add up all the numbers that we gave on the delta. We look at all-in cash costs related to the transaction, and then the future returns that we expect to get.

One of the very attractive things about the Pinnacle business is that it increases the margin of the overall combined Company. That’s very attractive to this Company on a combined basis. We’ll have very strong cash flows, and the economics of it are very good.

Eric Katzman - Deutsche Bank - Analyst

Okay. Thank you for that. Good luck.

Operator

Robert Dickerson, Consumer Edge Research.

Robert Dickerson - Consumer Edge Research - Analyst

Thank you. I think most of my questions have been answered, so keep it easy. A quick question on timing of deal closing. It looks like in preparatory remarks in the release you said that the deal’s backed by Blackstone. It’s partially stocks they have interest.

I’m wondering one, if you just help me understand what percentage of the new equity owned — or the percentage of the new float would be Blackstone, post-closing.

Number two, just kind of a broader question, which is it sounds like there’s backing by Blackstone at this point, but I mean there’s still — the deal is still open such that others could potentially bid on Pinnacle and/or on Hillshire before the closing of the deal? Thank you.

Maria Henry - Hillshire Brands Company - CFO

Yes, Blackstone will have about 16% following the close of the transaction. We will be filing the merger agreement here, and all the ancillary agreements with the SEC in the next couple of days. All of those details will be disclosed in those documents —

Robert Dickerson - Consumer Edge Research - Analyst

Okay, great. Thank you.

Maria Henry - Hillshire Brands Company - CFO

— including any — the second part of your question just around fees associated with potential alternatives, and finding, and how all that shakes out. You’ll be able to see all of that.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

© 2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

MAY 12, 2014 / 12:30PM GMT, HSH - Hillshire Brands Co Conference Call to discuss the acquisition of Pinnacle Foods Inc.

Robert Dickerson - Consumer Edge Research - Analyst

Okay. That will be out, you said, in a couple days?

Maria Henry - Hillshire Brands Company - CFO

Yes.

Robert Dickerson - Consumer Edge Research - Analyst

Okay, great. Thank you.

Operator

John Baumgartner, Wells Fargo.

John Baumgartner - Wells Fargo Securities - Analyst

Good morning. Sean, you started to touch on this a little bit, but in terms of brand support and marketing, that’s one of the areas you pride yourself on. I guess Pinnacle’s not really one of the largest brand spenders out there. How are you thinking about the health of their brand? Do you need to increase spending behind them, and maybe your ability to reinvigorate those brands against slower growth categories going forward?

Sean Connolly - Hillshire Brands Company - CEO

Well, the first thing I’ll point out there is clearly we did our homework here in terms of diligence. One of the first things I wanted to get into in that process was to get under the hood on the underlying strength of these brands.

One of the most encouraging things I found out there is by and large, this portfolio’s been gaining market share. While there’s still room to do more, I think, in terms of supporting the brands and innovating the brands, they’ve been fundamentally sound, and improving market share on average. I think that’s a very good starting point.

In terms of supporting — we talk about supporting our portfolio at Hillshire with MAP. We had MAP targets we sent out there on our original guidance. I think it’s too early to start quoting numbers, obviously, at this point in terms of level of support. But I think I can say, and you guys know this, our philosophy is to support our growth brands

I don’t think there’s a lot of questions out there in the investment community around Hillshire’s commitment to consistently investing to support its brands through good times and bad, because it’s a fundamental belief of ours that’s how we keep strong brands over the long haul. That’s how we keep elasticities low. That’s how we bake in perpetual pricing power, and ultimately deliver the strongest possible returns.

That’s our philosophy. We will stick to it. We will be back at a later date to talk specifically about what it means, but I think we haven’t changed our approach whatsoever.

John Baumgartner - Wells Fargo Securities - Analyst

Thanks.

Operator

Akshay Jagdale, KeyBanc.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

© 2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

MAY 12, 2014 / 12:30PM GMT, HSH - Hillshire Brands Co Conference Call to discuss the acquisition of Pinnacle Foods Inc.

Akshay Jagdale - KeyBanc Capital Markets - Analyst

Good morning, and congratulations on the deal.

Sean Connolly - Hillshire Brands Company - CEO

Good morning. Thanks.

Akshay Jagdale - KeyBanc Capital Markets - Analyst

First one is for Maria. Can you talk about the assumption that you have for deal-related amortization? Is it roughly in the $100-million range?

Maria Henry - Hillshire Brands Company - CFO

Let me talk about D&A kind of in total, if you’re thinking moving forward. I have a feeling there’s going to be a number of modeling-related questions, so let me go ahead and give some perspective on that.

The depreciation/amortization number will be in the range of $250 million to $275 million moving forward. That would be all in, so ours, theirs, plus additional amortization related to the transaction itself because of purchase accounting.

Akshay Jagdale - KeyBanc Capital Markets - Analyst

Okay. Yes, that sounds a little bit low because — okay. Well, I’ll follow-up on that. But more broadly, going back to some of the questions on growth versus margins. Why is it having higher margins that important relative to the growth? Would you — in general, it seems like the growth profile of the Company without this acquisition was higher.

One, would you agree with that? If so, you’re giving up some of the growth for higher margins. You’ve seen food companies have higher margins, but they’ve been really struggling with growth. Can you help us understand the trade-off that you’ve — just the trade-off of growth versus higher margins, if I may in your opinion, relative to this deal?

Sean Connolly - Hillshire Brands Company - CEO

Sure. That’s a great question, Akshay. The way I personally think about it is I like both. I like businesses that deliver high growth. I like businesses that are extremely high margin and put out a lot of cash. Without getting into names, there are some companies in the food industry that I really admire because they have a nice diverse portfolio where they’ve got slower-growth, but very high margin brands and businesses, and they’ve got higher-growth, somewhat lower-margin brands and businesses. They can leverage the strengths of each to create better total performance.

Some of the ways I often talk to our investors about this is if you imagine you had an aerial view of the grocery store, there are different neighborhoods in the grocery store. There’s the perimeter of the store where the produce is, there’s frozen, there’s refrigerated, there is center store. Generally speaking, there are inherently different gross margin structures in each of those neighborhoods, and inherently different growth rates.

Having a bit of a blend across high-margin, lower-growth businesses and lower-margin, higher-growth businesses I think has proven and is proving to be a winning model for some of the companies in the industry, not so much for others. I think when you look at our two companies together, I think it’s additive when you combine the two.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

© 2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

MAY 12, 2014 / 12:30PM GMT, HSH - Hillshire Brands Co Conference Call to discuss the acquisition of Pinnacle Foods Inc.

Akshay Jagdale - KeyBanc Capital Markets - Analyst

One more for Maria. When you think of the — can you just talk a little bit about the synergies in the context of your corporate expense? Obviously you’ve said numerous times the ongoing corporate expenses at lower levels than normalized. Does the three-year accretion take into account corporate expense going up, or staying where it is right now, for the stand-alone Hillshire?

Maria Henry - Hillshire Brands Company - CFO

I’m not going to give future guidance, which I would have to, to answer your question. What I said about our corporate number for Hillshire as we exist before this transaction is that a normalized level of corporate would be about $60 million a year. When we’re ready to give guidance on the combined entity, I will give updated guidance on how we shake out in terms of what we think the ongoing corporate number will be following the transaction.

Akshay Jagdale - KeyBanc Capital Markets - Analyst

Great. I’ll pass it on. Thank you.

Operator

Todd Duvick, Wells Fargo.

Todd Duvick - BofA Merrill Lynch - Analyst

Maria, you indicated that you expect pro forma leverage to be about five times, and that you expect to return to investment grade within about three years. The question is two-fold.

Number one, can you tell us how we should think about your de-leveraging path, and where you expect leverage to be at the end of three years, and if you expect that leverage to be consistent with an investment grade rating, or you actually do expect to be investment grade within three years?

Maria Henry - Hillshire Brands Company - CFO

Sure. We expect to achieve an investment grade rating within three years. Let me start there. In terms of the specifics on what the glide path will be from the date that the transaction closes until we are able to return to investment grade, the specific timing of that will depend on a number of factors. It will depend on the results of the business. It will depend on any actions that we take in terms of additional M&A. We are still open to doing small, more tuck-in types of M&A transactions that would be consistent with our strategy, and in line with our growth agenda.

As I mentioned in my comments, we intend to continue our $0.70-per-share dividend. We don’t expect to do any share buybacks for the next two years. We’ll continue to manage the overall capital allocation of the business to maximize shareholder returns, but with the level of debt that we will have, which will be about $5.7 billion, we clearly will be focused on de-levering the Company over the next few years. The exact timing of the investment grade rating I can’t tell you today, but we do expect to get it within three years.

Todd Duvick - BofA Merrill Lynch - Analyst

Okay. We generally, or I generally think about investment grade as somewhere in the three times debt-to-EBITDA ratio. Would you say that’s a fair estimate for where you expect to be in a three-year time period?

Maria Henry - Hillshire Brands Company - CFO

I’m not going to give you the specific number, and I’ll note that we have not yet spoken with the rating agencies. We’ll do that here in the next few weeks and see exactly where we land with the rating at the starting point. When I think about investment grade, I have typically set a number of 3.5 times. I’ve said that many times as I was talking about our M&A strategy.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

© 2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

MAY 12, 2014 / 12:30PM GMT, HSH - Hillshire Brands Co Conference Call to discuss the acquisition of Pinnacle Foods Inc.

Exactly how the agencies think about it, there are many factors, as you know, that going to that — not only the spot point in time leverage, but also the Company’s commitment to de-levering, and what the cash-flow generation of the business is.

I wouldn’t speak for the agencies, but I will tell you that it’s our expectation that we will re-gain investment grade within three years, based on the projections that we are using to analyze the transaction.

Todd Duvick - BofA Merrill Lynch - Analyst

Okay. That’s very helpful, thank you.

Operator

Priya Ohri-Gupta, Barclays.

Priya Ohri-Gupta - Barclays Capital - Analyst

Good morning, and thank you so much for taking the question. Just a couple of housekeeping items.

Could you clarify whether all of the Pinnacle Foods, that gets refinanced? Secondly, can you give us an indication of the type of debt financing that you’re considering — i.e., bank debt versus bond, and how that might be structured to help the de-leveraging costs? Thank you.

Maria Henry - Hillshire Brands Company -CFO

We do expect to refinance all of Pinnacle’s existing debt. That’s included in the numbers that I’ve provided this morning. In terms of how that actually turns out in terms of bank debt and bonds, we’ll see here in the next weeks and months as we go out to the market to lock down the financing on this transaction. It could be bank. It could be bonds. We’ll see how the markets are and what the economics are and what makes the most sense.

Because we will be focused on de-levering, you should expect that we will look to leave ourselves some flexibility in terms of the instruments that we utilize, to allow us to de-lever over the next several years. Depending on what the bond markets look like, there’s some very attractive financing to be had if we were closing it today in that market. But we’ll have to see how it materializes.

Priya Ohri-Gupta - Barclays Capital - Analyst

Thank you very much.

Melissa Napier - Hillshire Brands Company - SVP of IR

Thank you everyone for joining us today. As always, Investor Relations is around to take any follow-up questions, and you all know how to reach us. Thanks for joining us this morning.

Operator

Thank you for your participation. That does conclude today’s conference. You may disconnect at this time.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

© 2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

MAY 12, 2014 / 12:30PM GMT, HSH - Hillshire Brands Co Conference Call to discuss the acquisition of Pinnacle Foods Inc.

Disclaimer

Thomson Reuters reserves the right to make changes to documents, content, or other information on this web site without obligation to notify any person of such changes.

In the conference calls upon which Event Transcripts are based, companies may make projections or other forward-looking statements regarding a variety of items. Such forward-looking statements are based upon current expectations and involve risks and uncertainties. Actual results may differ materially from those stated in any forward-looking statement based on a number of important factors and risks, which are more specifically identified in the companies’ most recent SEC filings. Although the companies may indicate and believe that the assumptions underlying the forward-looking statements are reasonable, any of the assumptions could prove inaccurate or incorrect and, therefore, there can be no assurance that the results contemplated in the forward-looking statements will be realized.

THE INFORMATION CONTAINED IN EVENT TRANSCRIPTS IS A TEXTUAL REPRESENTATION OF THE APPLICABLE COMPANY’S CONFERENCE CALL AND WHILE EFFORTS ARE MADE TO PROVIDE AN ACCURATE TRANSCRIPTION, THERE MAY BE MATERIAL ERRORS, OMISSIONS, OR INACCURACIES IN THE REPORTING OF THE SUBSTANCE OF THE CONFERENCE CALLS. IN NO WAY DOES THOMSON REUTERS OR THE APPLICABLE COMPANY ASSUME ANY RESPONSIBILITY FOR ANY INVESTMENT OR OTHER DECISIONS MADE BASED UPON THE INFORMATION PROVIDED ON THIS WEB SITE OR IN ANY EVENT TRANSCRIPT. USERS ARE ADVISED TO REVIEW THE APPLICABLE COMPANY’S CONFERENCE CALL ITSELF AND THE APPLICABLE COMPANY’S SEC FILINGS BEFORE MAKING ANY INVESTMENT OR OTHER DECISIONS.

© 2014 Thomson Reuters. All Rights Reserved.

THOMSON REUTERS STREETEVENTS | www.streetevents.com | Contact Us

© 2014 Thomson Reuters. All rights reserved. Republication or redistribution of Thomson Reuters content, including by framing or similar means, is prohibited without the prior written consent of Thomson Reuters. ‘Thomson Reuters’ and the Thomson Reuters logo are registered trademarks of Thomson Reuters and its affiliated companies.

“Forward-Looking Statements

This communication contains certain forward-looking statements with respect to the financial condition, results of operations and business of Hillshire Brands and the combined businesses of Pinnacle Foods and Hillshire Brands and certain plans and objectives of Hillshire Brands with respect thereto, including the expected benefits of the proposed merger. These forward-looking statements can be identified by the fact that they do not relate only to historical or current facts. Forward-looking statements often use words such as “anticipate”, “target”, “expect”, “estimate”, “intend”, “plan”, “goal”, “believe”, “hope”, “aim”, “continue”, “will”, “may”, “would”, “could” or “should” or other words of similar meaning or the negative thereof. There are several factors which could cause actual plans and results to differ materially from those expressed or implied in forward-looking statements. Such factors include, but are not limited to, the expected closing date of the transaction; the possibility that the expected synergies and value creation from the proposed merger will not be realized, or will not be realized within the expected time period; the risk that the businesses will not be integrated successfully; disruption from the merger making it more difficult to maintain business and operational relationships; the risk that unexpected costs will be incurred; changes in economic conditions, political conditions, trade protection measures, licensing requirements and tax matters; the possibility that the merger does not close, including, but not limited to, due to the failure to satisfy the closing conditions, including the receipt of approval of both Hillshire Brands’ stockholders and Pinnacle Foods’ stockholders; and the risk that financing for the transaction may not be available on favorable terms. These forward-looking statements are based on numerous assumptions and assessments made by Hillshire Brands in light of its experience and perception of historical trends, current conditions, business strategies, operating environment, future developments and other factors it believes appropriate. By their nature, forward-looking statements involve known and unknown risks and uncertainties because they relate to events and depend on circumstances that will occur in the future. The factors described in the context of such forward-looking statements in this communication could cause Hillshire Brands’ plans with respect to Pinnacle Foods, actual results, performance or achievements, industry results and developments to differ materially from those expressed in or implied by such forward-looking statements. Although it is believed that the expectations reflected in such forward-looking statements are reasonable, no assurance can be given that such expectations will prove to have been correct and persons reading this communication are therefore cautioned not to place undue reliance on these forward-looking statements which speak only as at the date of this communication. Hillshire Brands assumes no obligation to update the information contained in this communication (whether as a result of new information, future events or otherwise), except as required by applicable law. A further list and description of risks and uncertainties can be found in Hillshire Brands’ Annual Report on Form 10-K for the fiscal year ended June 29, 2013 and in its reports on Form 10-Q and Form 8-K.

Additional Information and Where to Find It

The proposed merger transaction involving Hillshire Brands and Pinnacle Foods will be submitted to the respective stockholders of Hillshire Brands and Pinnacle Foods for their consideration. In connection with the proposed merger, Hillshire Brands will prepare a registration statement on Form S-4 that will include a joint proxy statement/prospectus for the stockholders of Hillshire Brands and Pinnacle Foods to be filed with the Securities and Exchange Commission (the “SEC”), and each will mail the joint proxy statement/prospectus to their respective stockholders and file other documents regarding the proposed transaction with the SEC. Hillshire Brands and Pinnacle Foods urge investors and stockholders to read the joint proxy statement/prospectus when it becomes available, as well as other documents filed with the SEC, because they will contain important information. Investors and security holders will be able to receive the registration statement containing the proxy statement/prospectus and other documents free of charge at the SEC’s web site, http://www.sec.gov. These documents can also be obtained (when they are available) free of charge from Hillshire Brands upon written request to the Investor Relations Department, 400 South Jefferson Street, Chicago, Illinois 60607, telephone number (312) 614-8100 or from Hillshire Brands’ website, http://investors.hillshirebrands.com, or from Pinnacle Foods upon written request to the Investor Relations Department, 399 Jefferson Road, Parsippany, New Jersey, 07054, telephone number (973) 434-2924, or from Pinnacle Foods’ website, http://investors.pinnaclefoods.com.

Participants in Solicitation

Hillshire Brands, Pinnacle Foods and their respective directors and executive officers and other members of management and employees may be deemed to be participants in the solicitation of proxies from the respective stockholders of Hillshire Brands and Pinnacle Foods in favor of the merger. Information regarding the persons who may, under the rules of the SEC, be deemed participants in the solicitation of the respective stockholders of Hillshire Brands and Pinnacle Foods in connection with the proposed merger will be set forth in the joint proxy statement/prospectus when it is filed with the SEC. You can find information about Hillshire Brands’ executive officers and directors in its definitive proxy statement for its 2013 Annual Meeting of Stockholders, which was filed with the SEC on September 12, 2013. You can find more information about Pinnacle Foods’ executive officers and directors in its definitive proxy statement for its 2014 Annual Meeting of Stockholders, which was filed with the SEC on April 30, 2014. You can obtain free copies of these documents from Hillshire Brands and Pinnacle Foods using the contact information above.

Non-Solicitation

This communication shall not constitute an offer to sell or the solicitation of an offer to sell or the solicitation of an offer to buy any securities, nor shall there be any sale of securities in any jurisdiction in which such offer, solicitation or sale would be unlawful prior to registration or qualification under the securities laws of any such jurisdiction. No offer of securities shall be made except by means of a prospectus meeting the requirements of Section 10 of the Securities Act of 1933, as amended.”